                                                              File No.005-49223

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 13E-3
                               AMENDMENT NO. 1
                       RULE 13E-3 TRANSACTION STATEMENT
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                               ----------------

                          DECISIONONE HOLDINGS CORP.
                               (Name of Issuer)

                               ----------------

                          DECISIONONE HOLDINGS CORP.
                               KENNETH DRAEGER
                      (Name of Persons Filing Statement)

COMMON STOCK, $0.01 PAR VALUE                          13-345409
(Title of Class of Securities)        (I.R.S. Employer Identification Number)

                              -----------------

                               KENNETH DRAEGER
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          DECISIONONE HOLDINGS CORP.
                           50 EAST SWEDESFORD ROAD
                          FRAZER, PENNSYLVANIA 19355
                                (610) 296-6000

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                              ------------------

                                  COPIES TO:

       DAVID R. KING, ESQ.                   GEORGE R. BASON, JR., ESQ.
     MORGAN, LEWIS & BOCKIUS                   DAVIS POLK & WARDWELL
      2000 ONE LOGAN SQUARE                     450 LEXINGTON AVENUE
     PHILADELPHIA, PA 19103                      NEW YORK, NY 10017

                                 JUNE 2, 1997
   (Date Proxy Statement First Published, Sent or Given to Security Holders)

                              -------------------

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [ ] A tender offer.

d.  [ ] None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X].

   DecisionOne Holdings Corp., a Delaware corporation (the "Company") and Kenneth Draeger, Chairman and Chief Executive Officer of the Company, hereby submit Amendment No. 1 to their Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the "Statement"). The Statement relates to a proposed Agreement and Plan of Merger dated as of May 4, 1997 (the "Merger Agreement") among the Company and Quaker Holding Co. ("Merger Sub"), a Delaware corporation, pursuant to which MergerSub will be merged with and into the Company (the "Merger"). Pursuant to the Merger, each share (a "Share") of common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by the Company as treasury stock or owned by MergerSub, which Shares shall be canceled, and (ii) Shares as to which appraisal rights have been exercised) will be, subject to certain limitations, converted at the election of the holder thereof, subject to the terms described in the proxy statement/prospectus of the Company (the "Proxy Statement/Prospectus"), into
(a) the right to receive $23.00 in cash, or (b) the right to retain one fully paid and nonassessable share of common stock of the Company following the Merger.


   This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Proxy Statement/Prospectus was filed by the Company with the Securities and Exchange Commission (the "Commission") immediately prior to the filing of this Statement.

   The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement/Prospectus of the information required to be included in response to the items of this Statement. The information in the Proxy Statement/Prospectus, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement/Prospectus.

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
                             CROSS-REFERENCE SHEET


     ITEM IN
   SCHEDULE 13E-3        WHERE LOCATED IN THE PROXY STATEMENT/PROSPECTUS
------------------ -----------------------------------------------------------
Item 1(a)          Cover Page; SUMMARY -- The Company

Item 1(b)          DESCRIPTION OF COMPANY CAPITAL STOCK -- General; THE SPECIAL
                   MEETING -- Record Date; -- Vote Required

Item 1(c)-(d)      PRICE OF THE COMMON STOCK; FINANCIAL STATEMENTS OF THE
                   COMPANY -- Consolidated Statements of Shareholder's Equity;
                   Notes to Consolidated Financial Statements: Note 15,
                   Shareholder's Equity and Redeemable Preferred Stock

Item 1(e)          FINANCIAL STATEMENTS OF THE COMPANY -- Notes to Consolidated
                   Financial Statements: Note 15, Shareholder's Equity and
                   Redeemable Preferred Stock

Item 1(f)          **

Item 2(a)-(g) This Amendment No. 1 to Schedule 13E-3 is being filed by the issuer and Kenneth Draeger.

Item 3(a)(1)-(2)   **

Item 3(b)          THE MERGER -- Background of the Merger; -- Effect on Stock and
                   Employee Benefits Matters; -- Interests of Certain Persons in the Merger; DIRECTORS AND EXECUTIVE OFFICERS OF THE
                   COMPANY; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                   AND MANAGEMENT; CERTAIN RELATIONSHIPS AND TRANSACTIONS;
                   COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS; CERTAIN
                   PROVISIONS OF THE VOTING AGREEMENT

Item 4(a)          Pages i-ii; SUMMARY -- The Merger; THE MERGER; CERTAIN
                   PROVISIONS OF THE MERGER AGREEMENT; CERTAIN PROVISIONS OF
                   THE VOTING AGREEMENT

Item 4(b)          THE MERGER -- Effect on Stock and Employee Benefits Matters;
                    -- Interests of Certain Persons in the Merger

Item 5(a)-(g)      SUMMARY; RISK FACTORS; THE MERGER; DESCRIPTION OF COMPANY
                   CAPITAL STOCK; CERTAIN PROVISIONS OF THE MERGER AGREEMENT;
                   CERTAIN PROVISIONS OF THE VOTING AGREEMENT; MANAGEMENT
                   FOLLOWING THE MERGER

Item               6(a), (c)(1)-(2) SUMMARY -- The Merger: Merger
                   Consideration; -- Merger Financing; THE MERGER -- Merger
                   Consideration; -- Merger Financing; CERTAIN PROVISIONS
                   OF THE MERGER AGREEMENT -- Financing; MANAGEMENT'S
                   DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                   RESULTS OF OPERATIONS -- Liquidity and Capital
                   Resources -- Financing

Item 6(b)          SUMMARY -- The Merger: Certain Fees and Expenses; -- Expenses;
                   THE MERGER -- Information Concerning the Company's Financial
                   Advisor; CERTAIN PROVISIONS OF THE MERGER
                   AGREEMENT -- Expenses; MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Company
                   History; FINANCIAL STATEMENTS OF THE COMPANY -- Notes to
                   Consolidated Financial Statements: Note 5, Subsequent Event



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     ITEM IN
   SCHEDULE 13E-3        WHERE LOCATED IN THE PROXY STATEMENT/PROSPECTUS
------------------ -----------------------------------------------------------
Item 6(d)          **

Item 7(a)-(c) SUMMARY -- The Special Meeting; THE MERGER -- Recommendation of the Board of Directors; Reasons for the Merger

Item 7(d)          SUMMARY; RISK FACTORS; THE MERGER -- Federal Income Tax
                   Consequences; -- Interests of Certain Persons in the Merger;
                   CERTAIN PROVISIONS OF THE MERGER AGREEMENT; MANAGEMENT
                   FOLLOWING THE MERGER

Item 8(a)-(b)      SUMMARY -- The Special Meeting; THE SPECIAL MEETING; THE
                   MERGER -- Recommendation of the Board of Directors; Reasons for the Merger; -- Opinion of Financial Advisor; -- Valuation of the Common Stock; -- Valuation of the Consideration to be Received in the Merger; -- Certain Projections of Future
                   Operations and Other Information; Annex C; PRICE OF THE
                   COMMON STOCK; FINANCIAL STATEMENTS OF THE COMPANY -- Notes to
                   Consolidated Financial Statements

Item 8(c)          THE SPECIAL MEETING -- Required Votes

Item 8(d)          **

Item 8(e) SUMMARY -- The Special Meeting; THE MERGER -- Recommendation of the Board of Directors; -- Reasons for the Merger

Item 8(f)          **

Item 9(a)-(c)      SUMMARY -- The Special Meeting; THE MERGER -- Opinion of
                   Financial Advisor; -- Valuation of the Common Stock; --
                   Valuation of the Consideration to be Received in the Merger; -- Information Concerning the Company's Financial
                   Advisor; and Annex C

Item 10(a)         SUMMARY -- The Merger; THE MERGER -- Interests of Certain
                   Persons in the Merger; SECURITY OWNERSHIP OF CERTAIN
                   BENEFICIAL OWNERS AND MANAGEMENT; COMPENSATION OF EXECUTIVE
                   OFFICERS AND DIRECTORS

Item 10(b)         **

Item 11            SUMMARY -- The Merger; THE MERGER; CERTAIN PROVISIONS OF THE
                   MERGER AGREEMENT; Annex A; CERTAIN PROVISIONS OF THE VOTING
                   AGREEMENT; Annex B; DESCRIPTION OF COMPANY CAPITAL STOCK;
                   and COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Item 12(a)-(b)     THE SPECIAL MEETING -- Matters to be Considered; -- Required
                   Votes; CERTAIN PROVISIONS OF THE VOTING AGREEMENT; Annex B

Item 13(a)         SUMMARY -- The Merger; THE SPECIAL MEETING -- Appraisal Rights;
                   DISSENTING STOCKHOLDERS' RIGHTS; Annex D

Item 13(b)         **

Item 13(c)         **

Item 14(a)         SUMMARY -- Summary Selected Historical and Unaudited Pro
                   Forma Combined Condensed Financial Information; FINANCIAL
                   STATEMENTS OF THE COMPANY



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     ITEM IN
   SCHEDULE 13E-3        WHERE LOCATED IN THE PROXY STATEMENT/PROSPECTUS
-----------------------------------------------------------------------------
Item 14(b)         PRO FORMA FINANCIAL INFORMATION

Item 15(a)-(b)     THE MERGER -- Solicitation of Proxies

Item 16            **

Item 17(a)         **

Item 17(b)         Annex C

Item 17(c)         Annex A; Annex B

Item 17(d)         **

Item 17(e)         Annex D

Item 17(f)         **

------------
 * The information requested by this item is not required to be included in the Proxy Statement/Prospectus.
**      The Items is inapplicable or the answer thereto is in the negative.

ITEM 1. ISSUER AND CLASS OF SECURITIES SUBJECT TO THE TRANSACTION

   (a) The information set forth on the cover page of, and under "SUMMARY -- The Company" in the Proxy Statement/Prospectus is incorporated herein by reference.

   (b) The information set forth under "DESCRIPTION OF COMPANY CAPITAL STOCK -- General" and "THE SPECIAL MEETING -- Record Date; -- Vote Required" is
incorporated herein by reference.

   (c)-(d) The information set forth under "PRICE OF THE COMMON STOCK", and "FINANCIAL STATEMENTS OF THE COMPANY -- Consolidated Statements of Shareholder's Equity", "Notes to Consolidated Financial Statements: Note 15, Shareholder's Equity and Redeemable Preferred Stock" is incorporated herein by reference.

   (e) The information set forth under "FINANCIAL STATEMENTS OF THE COMPANY -- Notes to Consolidated Financial Statements: Note 15, Shareholder's Equity and Redeemable Preferred Stock" is incorporated herein by reference.

   (f) Not applicable.

ITEM 2. IDENTITY AND BACKGROUND


   (a) DecisionOne Holdings Corp. is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction; Kenneth Draeger is the Chairman and Chief Executive Officer of DecisionOne Holdings Corp.

   (b) The information under "SUMMARY -- The Company" is incorporated herein by reference.

   (c)-(d) and (g) The information under "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY" is incorporated herein by reference.

   (e) Mr. Draeger has not, during the last five years, been convicted in a criminal proceeding.

   (f) Mr. Draeger has not, during the last five years, been a party to any civil proceeding of the type described in item 2(f) of Schedule 13E-3.


ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

   (a)(1)-(2) Not applicable.



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


   (b) The information set forth under "THE MERGER -- Background of the Merger; -- Effect on Stock and Employee Benefits Matters; -- Interests of Certain Persons in the Merger", "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY", "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", "CERTAIN RELATIONSHIPS AND TRANSACTIONS", "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS" and "CERTAIN PROVISIONS OF THE VOTING AGREEMENT" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTIONS

   (a) The information set forth on pages i-ii and "SUMMARY -- The Merger", "THE MERGER", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT" and "CERTAIN PROVISIONS OF THE VOTING AGREEMENT" is incorporated herein by reference.

   (b) The information set forth under "THE MERGER -- Effect on Stock and Employee Benefits Matters; -- Interests of Certain Persons in the Merger" is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OF AFFILIATE

   (a)-(g) The information set forth under "SUMMARY", "RISK FACTORS", "THE MERGER", "DESCRIPTION OF COMPANY CAPITAL STOCK", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT", "CERTAIN PROVISIONS OF THE VOTING AGREEMENT", and "MANAGEMENT FOLLOWING THE MERGER" is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   (a), (c)(1)-(2) The information set forth under "SUMMARY -- The Merger:
Merger Consideration; -- Merger Financing", "THE MERGER -- Merger Consideration; -- Merger Financing" and "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Financing"; "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources -- Financing" is incorporated herein by reference.

   (b) The information set forth under "SUMMARY -- The Merger: Certain Fees and Expenses; -- Expenses", "THE MERGER -- Information Concerning the Company's Financial Advisor", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Expenses", "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Company History" and "FINANCIAL STATEMENTS OF THE COMPANY -Notes to Consolidated Financial Statements: Note 5, Subsequent Event" is incorporated herein by reference.

   (d) Not applicable.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

   (a)-(c) The information set forth under "SUMMARY -- The Special Meeting", and "THE MERGER -- Recommendation of the Board of Directors; Reasons for the Merger" is incorporated herein by reference.

   (d) The information set forth under "SUMMARY", "RISK FACTORS", "THE MERGER", " -- Federal Income Tax Consequences", " -- Interests of Certain Persons in the Merger", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT", and "MANAGEMENT FOLLOWING THE MERGER" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTIONS

   (a)-(b) The information set forth under "SUMMARY -- The Special Meeting", "THE SPECIAL MEETING", "THE MERGER -- Recommendation of the Board of Directors; -- Reasons for the Merger; -- Opinion of Financial Advisor; -- Valuation of the Common Stock; -- Valuation of the Consideration to be Received in the Merger", "Annex C", "PRICE OF THE COMMON STOCK", and "FINANCIAL STATEMENTS OF THE COMPANY -- Notes to Consolidated Financial Statements" is incorporated herein by reference.



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


   (c) The information set forth under "THE SPECIAL MEETING -- Required Votes" is incorporated herein by reference.

   (d) No representative was hired solely on behalf of unaffiliated security holders.

   (e) The information set forth under "SUMMARY -- The Special Meeting", and "THE MERGER -- Recommendation of the Board of Directors; Reasons for the Merger" is incorporated herein by reference.

   (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

   (a)-(c) The information set forth under "SUMMARY -- The Special Meeting", "THE MERGER -- Opinion of Financial Advisor; -- Valuation of the Common Stock;
 -- Valuation of the Consideration to be Received in the Merger; -- Information Concerning the Company's Financial Advisor", and "Annex C" is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER

   (a) The information set forth under "SUMMARY -- The Merger", "THE MERGER -- Interests of Certain Persons in the Merger", "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", and "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS" is incorporated herein by reference.

   (b) No transactions of the type required to be disclosed by Item 10(b) have been effected in the past 60 days.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES


   The information set forth under "SUMMARY -- The Merger", "THE MERGER", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT", "Annex A", "CERTAIN PROVISIONS OF THE VOTING AGREEMENT", "Annex B", "DESCRIPTION OF COMPANY CAPITAL STOCK", "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS", is incorporated herein by reference.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

   (a)-(b) The information set forth under "THE SPECIAL MEETING -- Matters to be Considered; -- Required Votes", "CERTAIN PROVISIONS OF THE VOTING AGREEMENT" and "Annex B" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION

   (a) The information set forth under "SUMMARY -- The Merger", "THE SPECIAL MEETING -- Appraisal Rights", "DISSENTING STOCKHOLDERS' RIGHTS", and "Annex D" is incorporated herein by reference.

   (b) Not applicable.

   (c) **

ITEM 14. FINANCIAL INFORMATION

   (a) The information set forth under "SUMMARY -- Summary Selected Historical and Unaudited Pro Forma Combined Condensed Financial Information" and "Financial Statements of the Company" is incorporated herein by reference.

   (b) The information set forth under "PRO FORMA FINANCIAL INFORMATION" and "FINANCIAL STATEMENTS OF THE COMPANY" is incorporated herein by reference.



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


ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

   (a)-(b) The information set forth under "THE MERGER -- Solicitation of Proxies" is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION

   Reference is hereby made to the Proxy Statement/Prospectus and to each exhibit attached thereto, each of which is incorporated by reference herein.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

   (a) Not applicable.

   (b)(1) Opinion of Smith Barney Inc. (incorporated by reference to Annex C to the Proxy Statement/ Prospectus).

   (b)(2) Presentation by Smith Barney Inc. to the Board of Directors of DecisionOne Holdings Corp. on May 4, 1997.

   (c)(1) Agreement and Plan of Merger dated as of May 4, 1997 between DecisionOne Holdings Corp. and Quaker Holding Co. (incorporated by reference to Exhibit A to the Proxy Statement/Prospectus).

   (c)(2) Voting Agreement and Irrevocable Proxy dated as of May 4, 1997 among DecisionOne Holdings Corp., Quaker Holding Co. and certain stockholders of DecisionOne Holdings Corp. (incorporated by reference to Exhibit B to the Proxy Statement/Prospectus).

   (d) Proxy Statement/Prospectus and related Notice of Special Meeting and Proxy (incorporated by reference to the Proxy Statement/Prospectus and related material filed under a Registration Statement on Form S-4 by DecisionOne Holdings Corp. on the date hereof).

   (e) Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Exhibit D to the Proxy Statement/Prospectus).

   (f) Not applicable.



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


                                   SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: July 9, 1997


                             DECISIONONE HOLDINGS CORP.
                             By: /s/ Thomas J. Fitzpatrick
                                 ---------------------------------
                             Name: Thomas J. Fitzpatrick
                             Title: Vice President and Chief Financial Officer



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


                                   SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: July 9, 1997


                                        By: /s/ Kenneth Draeger
                                            ---------------------------------
                                            Name: Kenneth Draeger

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